CYBERDEFENDER CORPORATION
617 West 7th Street, Suite 1000
Los Angeles, CA 90017

August 13, 2010

VIA EDGAR

Katherine Wray
Attorney Advisor
United States Securities and Exchange Commission
Division of Corporate Finance/Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	CyberDefender Corporation Registration Statement on Form S-3 Filed on June 30, 2010 and amended on July 30, 2010 and twice on August 13, 2010 File No. 333-167910
Dear Mr. Wray:

CyberDefender Corporation (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to make the above-captioned registration statement be ordered effective at 4:00 p.m., Eastern time, on August 17, 2010 or as soon as practicable thereafter.

In requesting acceleration, the Company acknowledges that:

(1)           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)           the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)           the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Katherine Wray, Attorney Advisor
United States Securities and Exchange Commission
August 13, 2010

Very truly yours,

CYBERDEFENDER CORPORATION

By:	/s/ Kevin Harris
Kevin Harris, Chief Financial Officer